EXHIBIT 99.1

XORTX Welcomes New Member to the Board of Directors

CALGARY, Alberta, April 08, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANUA WKN: A3UNZ), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, welcomes Abigail Jenkins, a biotech industry veteran with deep experience with the commercialization of therapies for renal and cardiovascular disease, to its Board of Directors.

Abigail “Abbey” L. Jenkins, M.S., is the current President and CEO of Gamida Cell (NASDAQ: GMDA) and a member of its Board of Directors. Ms. Jenkins brings over 20 years of leadership experience in the biopharmaceutical industry delivering life-enhancing therapies from research to commercialization for patients in need. Prior to joining Gamida Cell, she was the Chief Commercial and Business Officer at Lyndra Therapeutics, where she established and led global commercial, business development, corporate strategy and portfolio management across multiple therapeutic areas. Prior to Lyndra, she held the positon of Senior Vice President and Business Unit Head of Vaccines at Emergent BioSolutions, where she oversaw Lyndra’s largest therapeutic division from discovery through commercialization. Ms. Jenkins also served as Chief Commercial Officer and U.S. Business Head at Aquinox Pharmaceuticals. Additionally, she has held senior commercial and business development positions at Relypsa, Actavis, Pfizer and Medimmune/AZ.

Ms. Jenkins holds a Master of Science in biotechnology and biotech business enterprise from Johns Hopkins University, a Bachelor of Arts in psychology and biology from Indiana University, and a certificate of achievement in General Management as a Kellogg Executive Scholar. She was recognized in 2022 as one of the PharmaVoice 100, one of the industry’s 100 Most Inspiring Leaders, Disrupter category, for change agents who define excellence in leadership in biopharma.

Anthony Giovinazzo, XORTX’s Chairman of the Board commented, “We are delighted to welcome Abbey to the Board of Directors. Abbey is a highly skilled and experienced leader who will significantly contribute to the Board of Directors carrying out its mandate. Her experience with innovative drug delivery systems and the launches of novel therapeutics will be extremely valuable to the Company as it navigates from a Phase 3 clinical company to being prepared for commercialization of its drug candidates.”

In connection with the appointment of Abigail Jenkins, XORTX has granted, in accordance with the Company’s stock option plan, 8,000 options to purchase common shares of the Company at an exercise price of $5.00 for a period of five years.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Kim Golodetz, LHA Investor Relations
kgolodetz@lhai.com or 1 212 838 3777

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.